AB*
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SECURITIE.......................ION

Washington, D.C. 20549

FEB 25 2008
Washington, DC
106
SEC Mail Processing Section

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SEC FILE NUMBER
8-49186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/07_____ AND ENDING_____12/31/07_____

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Patrick Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   330 Madison Avenue

                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Todd Wyche   212-453-5000

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Weiser LLP

                    (Name – if individual, state last, first, middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountants
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

4/28

OATH OR AFFIRMATION

I Todd Wyche _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Brinson Patrick Securities Corporation _____ , as
of December 31 _____ , 2007____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions _____

_____

_____

Signature

Managing Director

Title

LU. JONATHAN XIANG YU
Notary Public, State of New York
Qualified in Queens County
No. 01LU6073947
My Commission Expires 4-20 20 10...

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Brinson Patrick
Securities Corporation
Statement of Financial Condition
December 31, 2007

Brinson Patrick Securities Corporation
Contents
Year Ended December 31, 2007



Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Board of Directors
Brinson Patrick Securities Corporation

We have audited the accompanying statement of financial condition of Brinson Patrick Securities Corporation (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brinson Patrick Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 19, 2008



1

Brinson Patrick Securities Corporation
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	11,308
Deposit with clearing broker		103,761
Due from clearing broker		100,268
Prepaid expenses and other assets		28,197
Property and equipment, net of accumulated depreciation of $40,098		24,142
Total assets	$	267,676
Liabilities and Stockholder's Deficit		
Current liabilities		
Accounts payable and accrued expenses	$	44,235
Line of credit payable		31,825
Total current liabilities		76,060
Subordinated liabilities to claims of general creditors		275,000
Total liabilities		351,060
Commitments and contingencies		
Stockholder's deficit		
Common stock, no par value, authorized 200 shares, issued and outstanding 60 shares		155,000
Additional paid-in-capital		939,650
Accumulated deficit		(1,178,034)
Total stockholder's deficit		(83,384)
Total liabilities and stockholder's deficit	$	267,676

The accompanying notes are an integral part of this financial statement.

1.   **Summary of Business and Significant Accounting Policies**

Business
Brinson Patrick Securities Corporation (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA") and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Cash Equivalents
The Company considers investments in money market funds and other highly liquid investments purchased with original maturities of up to three months to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line method over the estimated useful lives.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Delayed Offering of Common Stock Fees
Delayed offering of common stock fees represent commission income and is recognized on a trade date basis.

Income Taxes
The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status therefore, the Company is taxed at regular corporation tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2. **Clearing Agreement**

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2007, a money market investment of $103,761 was held in this account and is reflected as a deposit with a clearing broker in the statement of financial condition.

3. **Subordinated Liabilities to Claims of General Creditors**

The subordinated borrowing at December 31, 2007 consists of a $200,000 subordinated debt agreement ("Subordinated Debt Agreement") and accrued interest of $75,000 with an officer of the Company, bearing interest of 15% per year and expiring on June 30, 2009.

The subordinated debt agreement has been approved by the FINRA and, therefore, is available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

To the extent that such borrowings and accrued interest are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2007, the Company has net capital of $137,178, which is $132,107 in excess of its required net capital of $5,071. The Company has aggregate indebtedness of $76,060. The Company's ratio of aggregate indebtedness to net capital is 0.55 to 1 at December 31, 2007.

5. **Property and Equipment**

Property and equipment at December 31, 2007 consist of:

		Estimated Useful Lives
Computer hardware	$ 37,762	5 Years
Computer software	26,478	3 Years
	64,240	
Less accumulated depreciation	40,098	
	$ 24,142	

6. **Short-Term Borrowings**

The Company has a $75,000 revolving line of credit with a bank. Interest is payable monthly at the prime interest rate (Prime interest rate was 7.25% at December 31, 2007). At December 31, 2007, the outstanding balance against the revolving line of credit was $31,825. The line was repaid in 2008.

7. **Retirement Plans**

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The employer's matching contribution shall be determined by the employer with respect to each plan year.

8. **Off-Balance-Sheet Risk and Concentration of Credit Risk**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.

END